King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

Keith M. Townsend Partner Direct Dial: +1 404 572 3517 Direct Fax: +1 404 572 5100 ktownsend@kslaw.com
January 31, 2013
VIA EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Novelis Inc.
Form 10-K for Fiscal Year Ended March 31, 2012
Filed May 24, 2012
Form 10-Q for the Period Ended September 30, 2012
Filed November 6, 2012
Form 8-K
Filed November 6, 2012
File No. 1-32312
Dear Mr. Decker:
Novelis Inc. (the “Company”) acknowledges receipt of the staff’s letter dated January 30, 2013 regarding the Company’s above-captioned filings (the “January 30 Comment Letter”). The January 30 Comment Letter requests a response within ten business days. As discussed with Ms. Nudrat Salik, the Company has requested additional time to complete its response to the January 30 Comment Letter until March 1, 2013. The Company is currently preparing its Form 10-Q for the quarter ended December 31, 2012, which requires substantial time and resources from the individuals at the Company who will also be involved in developing the responses to the January 30 Comment Letter. Therefore, as discussed with Ms. Salik, to ensure the Company’s responses to the January 30 Comment Letter reflect the input of all necessary personnel and are appropriate and complete, the Company will file its response by March 1, 2013.
Regards,

/s/ Keith M. Townsend

Keith M. Townsend
Partner